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SEC 17005987 N

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FEB 28 2017

SEC File Number
8-68445

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

Report for the period beginning 01/01/16 and ending 12/31/16

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
One Amherst Partners, L.L.C.

Official Use Only
Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.):
255 East Brown Street, Suite 120
(No. and Street)

Birmingham	MI	48009
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: Charles E. Chandler III (248) 642-5660
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, middle name)

9645 Lincolnway Lane, Suite 214A
(No. and Street)

Frankfort	Illinois	60423
(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant, not resident in United States or any of its possessions

FOR OFFICAL USE ONLY

**Claims for exemption from the requirement that the annual report covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Charles E Chandler III**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of One Amherst Partners, L.L.C. as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except, as follows:

None.

Signature

President
Title

2/21/17

HEATHER PUCKUZONERI
Notary Public - Michigan
Wayne County
My Commission Expires Jun 17, 2018
Acting in the County of Oakland

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c-3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c-3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) Exemption Report.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

One Amherst Partners, L.L.C.

Contents

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
One Amherst Partners, L.L.C.

We have audited the accompanying financial statements of One Amherst Partners, L.L.C. (the Company), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplementary information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of One Amherst Partners, L.L.C. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Supplementary Information has been subjected to audit procedures performed in conjunction with the audit of One Amherst Partners, L.L.C.'s financial statements. The Supplementary Information is the responsibility of One Amherst Partners, L.L.C.'s management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 13, 2017

Phone:708.489.1680 Fax:847.750.0490 I **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A I Frankfort, IL 60423

One Amherst Partners, L.L.C.

Statement of Financial Condition

December 31,		**2016**
Assets		
Cash	$	100,741
Total Assets	**$**	**100,741**
Liabilities and Member's Equity		
Member's Equity	**$**	**100,741**
Total Liabilities and Member's Equity	**$**	**100,741**

See report of independent registered public accounting firm and accompanying notes to financial statements.

One Amherst Partners, LLC

Statement of Operations

Year Ended December 31,	2016
Revenue	$ -
Expenses	
Regulatory costs	26,410
Wages	11,371
Rent	6,629
Other	1,598
Total Expenses	46,008
Net Loss	$ (46,008)

See report of independent registered public accounting firm and accompanying notes to financial statements.

One Amherst Partners, L.L.C.

Statement of Member's Equity

Year ended December 31,		2016
Balance, January 1, 2016	**$**	**100,741**
Capital Contributions		**46,008**
Net Loss		**(46,008)**
Balance, December 31, 2016	**$**	**100,741**

See report of independent registered public accounting firm and accompanying notes to financial statements.

One Amherst Partners, L.L.C.

Statement of Cash Flows

Year Ended December 31,		2016
Cash Flows From Operating Activities		
Net Loss	$	(46,008)
Net Cash Used By Operating Activities		(46,008)
Cash Flows From Financing Activities		
Capital contributions		46,008
Net Cash from Financing Activities		46,008
Net Increase in Cash		-
Cash,at December 31, 2015		100,741
Cash, at December 31, 2016	$	100,741

See report of independent registered public accounting firm and accompanying notes to financial statements.

1. Organization and Summary of Significant Accounting Policies

One Amherst Partners, LLC ("OAP" or the "Company") is registered with the U.S. Securities and Exchange Commission as a broker-dealer, and is a member of Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC). OAP is a wholly owned subsidiary of Amherst Capital Partners, LLC ("ACP"). The Company's customers are located primarily throughout the United States. The Company earns income primarily related to merger and acquistion transactions and, to a lesser extent, for making Capital Private Placements.

Basis of Accounting

The accompanying financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles general accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of (1) assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and (2) revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

For purposes of reporting cash flows, cash includes cash on hand. The Company maintains its cash deposits with financial institutions, which are insured for up to $250,000 per group, by the U.S. Federal Deposit Insurance Corporation (FDIC). At times, the amount of cash on deposit in banks may be in excess of the respective financial institution's FDIC insurance limit. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Revenue Recognition

The Company recognizes revenue upon project completion.

Income Taxes

The Company is a disregarded entity under the Internal Revenue Code. ACP includes the Company's taxable income or loss in its tax return. Accordingly, no federal income tax is recognized by the Company. The income tax returns are subject to examination by taxing authorties, generally for three years after the date they were filed.

2. Net Capital Requirements, Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1) or $5,000, whichever is greater. At December 31, 2016, the Company had net capital of $100,741 which was $95,741 in excess of its required net capital of $5,000.

There was no difference between the computation of net capital as presented on Schedule I which follows the notes to the financial statements and the Company's filing included in the FOCUS Report - Part IIA as of December 31, 2016.

3. Related Party Transactions

All of the Company's expenses are allocations from ACP. Related party expenses totaled $46,008 for the year ended December 31, 2016.

The Company had no distributions to ACP for the year ended December 31, 2016.

4. Exemption

The Company qualifies under the exemptive provisions of SEC Rule 15c3-3 pursuant to subparagraph (k)(2)(i) of that rule. Therefore the Computation for Determination of Reserve Requirements under Exhibit A of Rule 15c3-3 and the Determination relating to the Possession or Central Requirements under rule 15c3-3 have not been provided.

Supplementary Information

One Amherst Partners, L.L.C.

Computation of Net Capital Under Rule 15c3-1 of The Securities and Exchange Commission

Schedule I
As of December 31, 2016

Total Ownership Equity		
Member's Equity	$	100,741
Member's Equity Not Allowable for Net Capital		-
		100,741
Deductions - Non Allowable		-
Net Capital		100,741
Minimum Net Capital		5,000
Excess Net Capital	$	95,741
Computation of Aggregate Indebtedness		
Total Liabilities from the statement of financial condition	$	-
Percentage of Aggregate Indebtedness to Net Capital		0%

See accompanying Report of Independent Registered Public Accounting Firm

DeMarco
Sciaccotta
Wilkens &
Dunleavy

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
One Amherst Partners, L.L.C.

We have reviewed management's statements, included in the accompanying exemption report, in which (1) One Amherst Partners, L.L.C. identified the following provisions of 17 C.F.R. section 15c3-3(k) under which One Amherst Partners, L.L.C. claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) One Amherst Partners, L.L.C. stated that One Amherst Partners, L.L.C. met the identified exemption provisions throughout the year ended December 31, 2016 without exception. One Amherst Partners, L.L.C.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about One Amherst Partners, L.L.C.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions; accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 13, 2017

Phone:708.489.1680 Fax:847.750.0490 | **dscpagroup.com**
9645 W. Lincolnway Lane, Suite 214A | Frankfort, IL 60423

OneAmherstPartners
255 East Brown Street Suite 120 Birmingham, MI 48009 · 248.642.5660 Fax 248.642.9247

EXEMPTION REPORT

SEC Rule 17a-5(d)(4)

February 13, 2017

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- One Amherst Partners, L.L.C. is a broker/dealer registered with the SEC and FINRA.
- One Amherst Partners, L.L.C. claimed an exemption under paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2016.
- One Amherst Partners, L.L.C. is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(i) of the rule, of which, the identity of the specific conditions are as follows:
  - The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of One Amherst Partners, L.L.C."
- One Amherst Partners, L.L.C. has met the identified exemption provisions in paragraph (k)(2)(i) of Rule 15c3-3 throughout the year ended December 31, 2016 without exception.
- One Amherst Partners, L.L.C. has not recorded any exceptions to the exemption provision in paragraph (k)(2)(i) of Rule 15c3-3 for the year ended December 31, 2016.

The above statements are true and correct to the best of my and the Firm's knowledge.

Signature: [signature]

Name and Title: [handwritten name], President